Exhibit 99.1

Mountain Province Diamonds Announces Full Year 2017 Results

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, March 26, 2018 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", or the "Company") (TSX and NASDAQ: MPVD) today announces its financial and operating results for the full year ended December 31, 2017.  All figures are expressed in Canadian dollars unless otherwise noted.

Highlights

•	Commercial production at the Gahcho Kué Diamond Mine ("GK Mine") declared on March 1, 2017. Earnings from mining operations recorded commencing in June, on commencement of the sale of diamonds produced subsequent to start of commercial production.
•	Earnings from mine operations of $52.1 million, and net income of $17.2 million or $0.11 per share. Adjusted EBITDA[1] of $56.6 million for the second half of 2017 (the third quarter of 2017 was the first full quarter of reported earnings from mine operations following the start of commercial production).
•	Total sales of $238 million (US$185 million) in 2017, of which $68 million was capitalized as pre-commercial production revenue and $170 million (US$134 million) is reported as sales in the statement of comprehensive income. Average full-year realization of US$70 per carat ($89 Canadian dollar equivalent per carat).
•	Approximately 2,775,000 tonnes of ore treated through the process plant and 5,934,000 carats recovered, on a 100% basis, for an average recovered grade of 2.14 carats per tonne ("cpt"). This recovered grade is approximately 32% above the original budget for the year ended December 31, 2017.
•	Cash costs of production, including capitalized stripping costs[1], for the full year ended December 31, 2017 of $73 per tonne and $33 per carat recovered. Cash costs of production, including capitalized stripping costs[1], for the fourth quarter of 2017 were $62 per tonne and $26 per carat recovered.
•	Strong participation at the Company's tender sales, with participation rates increasing through 2017. An average of eleven bids per lot received in 2017, with individual tenders offering approximately 125 lots per sale and over 100 companies bidding each sale.
•	Completed an offering of US$330 million in senior secured second lien notes in December 2017, the proceeds from which were used to fully retire the Company's project lending facility and pay out historical sunk cost amounts owing to De Beers Canada Inc. ("De Beers").
•	Year end cash position of $43.1 million and net working capital of $96.8 million, with US$50 million revolving credit facility remaining undrawn.
[1]	Cash costs of production, including capitalized stripping costs, and adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's December 31, 2017 MD&A for explanation and reconciliation.

Mountain Province Interim President and CEO David Whittle commented, "2017 was a milestone year for Mountain Province as we transitioned from development into commercial production.  Over the second half of 2017, which covers our first two full quarters of reported mine operating results, we saw an adjusted EBITDA figure of $56.6 million, underscoring the cash flow generating capabilities of the GK mine.  For 2018, production is expected to increase from 2017 to between 6.3 and 6.6 million carats recovered at an average grade of 2.02 to 2.12 carats per tonne.  This has all been achieved with a commendable safety record at site, and I congratulate the entire De Beers operating team at the GK mine for what they've accomplished.  The 2018 year has seen a strong start in rough diamond markets.  The first two sales of the year substantially exceeded expectations, and prices have firmed across all product categories since the second half of 2017.  We look forward to a year of strengthening fundamentals in the diamond industry."

Financial Highlights

		Year ended	Year ended
(in millions of Canadian dollars, except where otherwise noted)		December 31, 2017	December 31, 2016

Sales		$170,108	-
Carats sold*	000's carats	1,986	-
Average price per carat sold	$/carat	86	-
Cost of sales per carat**	$/carat	59	-
Earnings from mine operations per carat		$26	-
Earnings from mine operations	%	31%	-
Selling, general and administrative expenses		$15,593	6,277
Operating income (loss)		$36,068	(6,277)
Net income (loss) and comprehensive income (loss)		$17,152	4,798
Basic and diluted earnings (loss) per share		$0.11	0.03

* Carats sold relates to diamonds recovered and sold after declaration of commercial production and reported in the statement of comprehensive income.
** This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers.

The Company undertook ten tender sales of diamonds during the year ended December 31, 2017 through its broker in Antwerp, Belgium.  Although the GK mine declared commercial production on March 1, 2017, the first four sales have been recorded against mine construction costs rather than as revenue on the Company's statement of comprehensive income, as those diamonds sold were all recovered prior to the mine declaring commercial production.

In December 2017, the Company completed an offering of US$330 million in senior secured second lien notes in December 2017, the proceeds from which were used to fully retire its project lending facility.  Financing costs in the fourth quarter of 2017 accordingly include a one-time non-cash charge of $15.5 million to expense deferred financing charges associated with that project lending facility.

At December 31, 2017, the Company had cash totaling $43.1 million and net working capital of $96.8 million.  The Company's US$50 million revolving credit facility remains undrawn.

GK Mine Operations

The following table summarizes key operating statistics for the GK mine in 2017.  Cash costs of production have not been determined for 2016 as mine operations were in the commissioning and ramp-up phase through that year.

		Three months ended	Three months ended	Year ended	Year ended
		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	839	477	3,513	624
*Waste tonnes mined	kilo tonnes	11,302	7,947	33,000	23,700
*Total tonnes mined	kilo tonnes	12,141	8,424	36,513	24,324
*Ore in stockpile	kilo tonnes	840	102	840	102

Processing
*Ore tonnes processed	kilo tonnes	693	435	2,775	565
*Average plant throughput	tonnes per day	7,533	4,728	7,603	3,693
*Average diamond recovery	carats per tonne	2.35	1.96	2.14	1.68
*Diamonds produced	000's carats	1,628	852	5,934	949
Approximate diamonds produced - Mountain Province	000's carats	798	417	2,908	465
Cash costs of production per tonne, net of capitalized stripping **		$62	-	71	-
Cash costs of production per tonne of ore, including capitalized stripping**		$62	-	73	-
Cash costs of production per carat recovered, net of capitalized stripping**		$26	-	32	-
Cash costs of production per carat recovered, including capitalized stripping**		$26	-	33	-

Sales
Approximate diamonds sold - Mountain Province***	000's carats	1,006	-	2,656	-
Average diamond sales price per carat	US	$69	$-	$70	$-

* at 100% interest in the GK Mine including ramp-up period
**Cash costs of production per tonne, net of capitalized stripping and including capitalized stripping, are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's December 31, 2017 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Annually at the GK mine, an internal operational review is undertaken mid year and the results are incorporated into updated budgets and operating plans for the subsequent years.  In the third quarter of 2017, the Company reported that the review conducted in 2017 identified three main areas of update to the operating plans for 2018 and subsequent years.

•	Based on realized and sustained plant throughput rates in 2017 and confirmatory engineering assessments, the nameplate capacity of the plant is being increased as of 2018 by 5% to 3,150,000 tonnes per annum.
•	Recovered diamond grade has exceeded plan, and that overperformance is projected to continue.
•	A layback of the planned east wall of the 5034 open pit was required for geotechnical reasons, and the mine plan will therefore reflect additional waste removal due to increased stripping requirements.

A summary of key parameters from the updated operational plan over the next five years is provided as follows (100% basis):

		2018	2019	2020	2021	2022
Ore tonnes processed	000s	3,115	3,153	3,161	3,153	3,153
Carats recovered	000s	6,300 - 6,600	6,000 - 6,300	6,300 - 6,600	5,700 - 6,000	5,300 - 5,600
Cash costs of production per tonne, net of capitalized stripping		$76	82	76	74	81
Cash costs of production per tonne, including capitalized stripping		$96	99	100	100	103
Sustaining capital expeditures	$000s	54,629	31,497	12,669	9,070	7,355

The five year production outlook provided in the above table is in line with the guidance previously provided in the third quarter, with minor exceptions to the operating and sustaining capital cost estimates shown here.  For 2018, cash costs of production per tonne, net of capitalized stripping, have been revised to $76 from $77, and cash costs of production per tonne, including capitalized stripping, have been revised to $96 from $100.  Sustaining capital expenditures have been revised to $54.6 million from $46.6 million.  The operational plan for 2018 anticipates total ore processing of approximately 3,115,000 tonnes, recovering between 6.3 million and 6.6 million carats (100% basis) and reflecting a recovered grade of between 2.02 cpt and 2.12 cpt.

Not included in the updated operational plan is any potential processing of diamondiferous kimberlite from the Southwest Corridor, between the 5034 and Hearne pipes.  Much of the Southwest Corridor is already scheduled under the mine plan to be mined as waste rock, and in the course of stripping activity to date, this area has been recognized as containing diamondiferous kimberlite that is not included in the current project resource or reserve statements.  An exploration program is being carried out in the area of the Southwest Corridor to consider whether resource identification may be validated, with results anticipated in 2018.  Also not included in the updated operational plan is any potential grade increase associated with the West lobe of the 5034 pipe.  Evaluations are being conducted on the West lobe to better isolate and assess its grade performance, the outcomes of which are anticipated in 2018 and may justify further revision to production estimates. Additionally, while the increased waste removal attributed to the push back of the 5034 east wall is projected in the operational plan to persist through the full planned extent of the pit, there may be future opportunities to reduce the impact depending on actual operational conditions encountered during 2018.

Conference Call

Full details of the financial and operating results for the year ended December 31, 2017 are described in Mountain Province's audited consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Mountain Province, including its annual information form and US Form 40-F, are available on the Company's website at www.mountainprovince.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Shareholders may contact Mountain Province at 161 Bay Street, PO Box 216, Toronto, ON, M5J 2S1, to request, free of charge, hard copies of the audited consolidated financial statements and related Management's Discussion and Analysis.

The Company will host an earnings conference call for analysts and investors on Tuesday, March 27, 2018, at 11:00 a.m. Eastern Time.  The conference call can be accessed using the following details.  A replay of the call will also be available on the Company's website.

Conference ID:	9468709
Date of call:	03/27/2018
Time of call:	11:00 Eastern Time
Expected Duration:	30 minutes

Participant Toll-Free Dial-In Number:	1 (866) 300-0510
Participant International Dial-In Number:	+1 (636) 812-6656

Replay:
Toll-Free Dial-In: (855) 859-2056
International Dial-In: (404) 537-3406
Passcode: 9468709

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12-year mine plan.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/26/c5245.html

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc., David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 26-MAR-18